

June 3, 2011

William L. Wall
Chief Financial Officer
First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

      Re: **First South Bancorp, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 11, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed May 9, 2011
               File No. 000-22219

Dear Mr. Wall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Lending Activities

Nonperforming Loans and Other Problem Assets, pages 10-12

1. We note from the tables presented that you restructure loans. Please tell us and revise your future filings to address the following:

    *   Clarify if the restructured loans were troubled debt restructurings (TDRs) and discuss the various loan modification programs you offer;
    *   Discuss how you identify loans to be restructured;
    *   In regards to your performing and nonperforming restructured loans (provided in the tables on pages 10 and 11) clearly identify if the amounts presented are on accrual or nonaccrual status;
    *   Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);
    *   Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and
    *   Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

2. Please expand your table on page 11 (Age Analysis of Past Due Loans and Leases) in future filings to present amounts in a 30-59 day category and include this analysis in the notes to the financial statements. Refer to ASC 310-10-55-9.

3. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

    *   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
    *   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
    *   Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates; and
    *   Clarify whether the B note is immediately charged-off upon restructuring.

Impaired Loans, page 13

4. We note the presentation of information related to impaired loans on page 13. Also, you present the average recorded investment in impaired loans for only one-year in Note 1 – Basis of Presentation and Accounting Policies on page 23. Please expand future filings to

include all the disclosures pursuant to ASC 310-10-50-15 for the noted periods in the body of the financial statements or in the notes.

Item 8. Financial Statements and Supplementary Data

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009, page 12

5. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets as well as your performing restructured loans over recent periods. For example, your nonperforming loans as of December 31, 2010 ($41.3 million) grew approximately 305% over nonperforming loans as of December 31, 2009 ($10.2 million), and your performing restructured loans as of December 31, 2010 ($31.3 million) grew approximately than 170% over performing restructured loans as of December 31, 2009 ($11.6 million). During this same time period you increased your allowance by only 39% from $13.5 million at December 31, 2009 to $18.8 million at December 31, 2010. The deterioration appears mostly attributable to your CRE loans (as evidenced by the tables on pages 10 and 11). Tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. Your response and revised disclosure should be tailored to discuss those significant loan categories (such as CRE loans) that were the main contributors to the aforementioned deterioration. Your discussion should also address (quantitatively and qualitatively) charge-off and transfer to OREO activity and should be linked to information provided elsewhere in you MD&A and financial statements.

Notes to the Consolidated Financial Statements

Note 4 - Loans Receivable, pages 28-29

6. We note that you have presented many of the disclosures required by ASU 2010-20 outside the financial statements. Please expand future filings to include the disclosures in the body of the financial statements or the notes to the financial statements.

7. Please expand your disclosure in future filings to provide a description of the accounting policies and methodology you use to estimate your liability for off-balance sheet credit exposures and related charges for those credit exposures. Identify the factors that

influenced management's judgment and provide a discussion of risk elements relevant to particular categories of financial instruments. Refer to ASC 310-10-50-9.

8. Please expand future filings to provide <u>by portfolio segment</u> a description of the company's accounting policy and methodology used to estimate the allowance for credit losses pursuant to ASC 310-10-50-11B (a). Your revised disclosures should include the number of quarters or periods used in your historical loss analysis and whether or not there were any changes to the estimates used during the reporting periods. Provide us with your proposed revised disclosures.

9. We note your disclosure of impaired loans appearing on page 13. Please expand future filings to provide as of the date of each statement of financial position presented the recorded investment in<u> the impaired loans by class of financing receivable</u> for the information pursuant to ASC 310-10-50-15 (a) (3) & (4) and 15 (c). In this regard, we note that your classes of financing receivables and your portfolio segments appear to be the same. Tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio**.**

10. With regard to the disclosure specified by ASC 310-10-50-19, please expand future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad debt expen**s**e.

<u>Note 18 – Fair Value Hierarchy, page 39</u>

11. We note you made fair value adjustments of $3.2 million and $2.2 million during 2010 and 2009, respectively, to your OREO. Please tell us what those adjustments represent and revise your future filings accordingly. For example**,** tell us if it is the result in updated appraisals or the result of management estimates.

<u>Guide III - General</u>

12. Please expand your disclosure in future filings to provide 5 year information of accruing loans which are contractually past due 90 days or more as to principal or interest payments pursuant to Item III (C) (1) (b) of Guide III.

13. Please expand your future filings to provide disclosure of the analysis of loan loss experience for 5 years including the ratio of net chargeoffs during the period to average loans outstanding during the period pursuant to Item IV (A) of Guide III.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Condensed Consolidated Financial Statements

General

14. Please explain why you have not provided in your interim financial statements the disclosures required by ASC 320-10-50 (Investments – Debt and Equity Securities). Please advise or revise your interim report for the quarterly period ended March 31, 2011.

Note 3 – Allowance for Credit Losses, page 6

15. We note ASU 2010-20, Receivables (Topic 310): *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, became effective the first interim or annual reporting period ending on or after December 15, 2010. Explain why you have not provided the disclosures required. Please advise or revise your interim report for the quarterly period ended March 31, 2011.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2011 and December 31, 2010, page 10

16. We note from your disclosure on page 11 that performing restructured loans decreased as a result of certain loans no longer needing to be reported as a restructured in calendar years after the year in which the restructuring tool place if the loans was in compliance with its modified terms and yields a market rate. It appears from your disclosure that you are redesignating your restructured loans. Please confirm our understanding and provide us with the authoritative literature you have used to support your accounting treatment. Also, tell us if there is a minimum amount of continuous payments that must be made before such redesignating.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief